# WORKING ALONG YOUR SIDE INC.

8619 Crenshaw Blvd
Inglewood, California, 90301
Ph: 1-888-271-9297
EIN: 85-2621413

## CERTIFICATION OF FINANCIAL STATEMENTS

I, PAUL JOHNSON SR., President of WORKING ALONG YOUR SIDE INC. (W.A.Y.S.), hereby

certify that the financial statements for the fiscal year ending December 31, 2024, and the

previous fiscal year ending December 31, 2023, are accurate and complete to the best of my

knowledge. These statements are presented in accordance with generally accepted

accounting principles (GAAP) and fairly represent the financial position of the company.

Signed,

/s/ PAUL JOHNSON SR.

PAUL JOHNSON SR.

President

Date: July 09, 2025

## FINANCIAL STATEMENTS

### Balance Sheet

| Item | Most Recent Fiscal Year-End | Prior Fiscal Year-End |
| --- | --- | --- |
| Cash & Cash Equivalents | $25,000.00 | $25,000.00 |
| Prepaid Expenses | $110,000,000.00 | $110,000,000.00 |
| Marketable Securities | $15,000,000.00 | $15,000,000.00 |
| Right of Use | $15,000,000.00 | $15,000,000.00 |

| | | |
|---|---|---|
| Note Receivable | $10,000,000.00 | $10,000,000.00 |
| Total Assets | $150,025,000.00 | $150,025,000.00 |
| Common Stock | $1,200,000.00 | $1,200,000.00 |
| Retained Earnings | $300,250.00 | $300,250.00 |
| Total Liabilities and Equity | $1,500,250.00 | $1,500,250.00 |

## Income Statement

| Item | Fiscal Year 2024 | Fiscal Year 2023 |
|---|---|---|
| Revenue (Barter Included) | $110,000,000.00 | $110,000,000.00 |
| Operating Expenses | $50,000.00 | $50,000.00 |
| Net Income | $109,950,000.00 | $109,950,000.00 |